[TOTAL S.A. Letterhead]

August 12, 2013

By EDGAR, “CORRESP” Designation

Mr. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TOTAL S.A.

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed March 28, 2013

File No. 001-10888

Dear Mr. Schwall:

Thank you for your letter dated August 7, 2013 setting forth the comments of the Staff of the Commission relating to TOTAL S.A.’s annual report on Form 20-F for the year ended December 31, 2012 filed on March 28, 2013.

We are currently working on a response to your letter. Further to your discussion with Krystian Czerniecki of Sullivan & Cromwell, we anticipate that we will be in a position to submit our response by September 6, 2013.

If you have any questions relating to this matter, please feel free to call the undersigned at +33-1-47-44-74-70 or Krystian Czerniecki of Sullivan & Cromwell LLP at +49-69-4272-5525.

Very truly yours,

/s/ Jonathan Marsh
Jonathan Marsh
Group Legal Department
Vice President, Legal Director
Mergers, Acquisitions & Finance

Mr. Roger Schwall	- 2 -
Securities and Exchange Commission

cc:	Ronald Winfrey

(Securities and Exchange Commission)

Patrick de La Chevardière

Alexandre Marchal

Andrew Zdrahal

(TOTAL S.A.)

Krystian Czerniecki

(Sullivan & Cromwell LLP)